March 5, 2010

Via EGDAR

Pamela A. Long
Assistance Director
c/o Edward M. Kelly
Senior Counsel
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20549-4631

Re:	Brady Corporation Annual Report on Form 10-K for the fiscal year ended July 31, 2009 Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 File No. 001-14959

Dear Ms. Long:

This is in response to your letter of February 22, 2010, commenting on our Form 10-K for the year ended July 31, 2009 and our Form 10-Q for the quarter ended October 31, 2009. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended July 31, 2009

Item 13. Certain Relationships and Related Transactions..., page 90

1.	We are unable to locate the information required by Item 404 (b) of Regulation S-K. Please advise.

Item 404(b) of Regulation S-K requires that a company shall disclose its policies and procedures for the review, approval, or ratification of any related party transactions, as defined in Item 404(a) of Regulation S-K. As disclosed in Item 10, Directors and Executive Officers of the Registrant, Director Independence, on page 70 of the Company’s Form 10-K for the fiscal year ended July 31, 2009, the Company’s directors must meet the criteria for independence established by the Board in accordance with the rules of the New York Stock Exchange. In determining the independence of a director, the Board must find that a director has no relationship that may interfere with the exercise of his or her independence from management and the Company.

The Company’s Corporate Governance Principles provide further guidance on the governing principles of the board of directors, including their independence. The Company annually solicits information from its directors in order to ensure there are no conflicts of interest. The information gathered annually is reviewed by the Company and if any transactions are not in accordance with the rules of the New York Stock Exchange or are potentially in violation of the Company’s Corporate Governance Principles, the transactions are referred to the Corporate Governance Committee for approval, ratification, or other action. Further, potential affiliated party transactions are discussed at the Company quarterly disclosure committee meetings. In addition pursuant to its charter, the Company’s Audit Committee periodically reviews reports and disclosures of insider and affiliated party transactions with the Company, if any. Furthermore, the Company’s directors are expected to be mindful of their fiduciary obligations to the Company and to report any potential conflicts to the Corporate Governance Committee for review. Based on the Company’s consideration of all relevant facts and circumstances, the Corporate Governance Committee will decide whether or not to approve such transactions and will approve only those transactions that are in the best interest of the Company. Additionally, the Company has processes in place to educate executives and employees about affiliated transactions and it also maintains an anonymous hotline by which employees may report potential conflicts of interest such as affiliated party transactions.

As disclosed in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 28 of the Company’s Form 10-K for the fiscal year ended July 31, 2009, as a result of the Company’s evaluation it determined that it does not have any material related party transactions that affect the results of operations, cash flow or financial condition. Furthermore, no transactions occurred in fiscal 2009, or are currently proposed, that would require disclosure under Item 404(a) of Regulation S-K. The Company will clarify this in future filings consistent with the above discussion.

Exhibit Index

2.	We are unable to locate the exhibit to which footnote (10) relates. Please advise.

Footnote (10), which reads “Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003,” was inadvertently included in the Exhibit Index in the Form 10-K for the fiscal year ended July 31, 2009 and will not be included in future filings. The footnote previously related to Exhibit 10.20 “Amendment to Change of Control Agreement dated May 20, 2003, between Brady Corporation and Frank M. Jaehnert” in the Form 10-K for the period ended July 31, 2008. As the Change in Control Agreement with Frank M. Jaehnert was amended as of December 23, 2008 and filed with the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009, footnote (10) is no longer required. The Change of Control Agreement with Mr. Jaehnert, amended as of December 23, 2008, is listed as Exhibit 10.20 to the Company’s Form 10-K for the fiscal year ended July 31, 2009 and is properly incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009, as noted in footnote (12) to the Exhibit Index.

Form 10-Q for the Quarter Ended October 31, 2009

Controls and Procedures, page 24

3.
We note the disclosure that Brady Corporation’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective “in bringing to their attention on a timely basis material information relating to the Company required to be included in the Company’s periodic filings under the Exchange Act.” This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Brady Corporation’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective in ensuring that the information the company must disclose in its filings is recorded, processed, summarized, and reported within the time periods specified by our rules and communicated to management, including the principal executive and financial officers, to allow timely decisions regarding required disclosure. Please confirm this to us and revise future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. Further, please revise the first sentence of this section in future filings to reflect the complete definition of disclosure controls and procedures.

The Company confirms its disclosure controls and procedures were effective for the quarter ending October 31, 2009 and will revise future filings to be consistent with the proposed disclosure below in compliance with Rule 13a-15(e) and 15d-15(e) under the Exchange Act beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010.

Brady Corporation maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports filed by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports the Company files under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company carries out an evaluation, under the supervision and with the participation of its management, including its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, the Company’s President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer conclude on a quarterly basis that the Company’s disclosure controls and procedures are effective as of the end of the period covered by the relevant periodic report.

In addition to our responses above, we acknowledge that:

•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 358-6620. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ THOMAS J. FELMER
Mr. Thomas J. Felmer
Senior Vice President and Chief Financial
Officer